Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FlyFin AI Inc.
6469 Almaden Expy Ste 80 #366
San Jose, CA 95120
https://flyfin.tax/

Up to $124,000.00 Convertible Promissory Note.
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: FlyFin AI Inc.
Address: 6469 Almaden Expy Ste 80 #366, San Jose, CA 95120
State of Incorporation: DE
Date Incorporated: January 23, 2020

Terms:

Convertible Promissory Notes

Offering Minimum: $124,000.00 of Convertible Promissory Note.
Offering Maximum: $124,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: October 31, 2027
Valuation Cap: $42,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 8.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
One vote per share. Please see voting rights of securities sold in this offering below

Material Rights:

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders and additional bonus interests. See 10% Bonus below.

<center>Investment Incentives and Bonuses*</center>

Loyalty Bonus:

As a loyal customer or partner of FlyFin AI, you are eligible for additional bonus interest. (5%)

Time-Based Perks:

Early Bird 1: Invest $1,000+ within the first 2 weeks & receive 3% bonus interest + $150 credit towards any service.

Early Bird 2: Invest $5,000+ within the first 2 weeks & receive 5% bonus interest + Get a FREE 1-year subscription to FlyFin AI's Standard Plan (includes deduction tracking and tax filing) + a FREE Tax Planner Consultation with an AI-driven deduction report and CPA review (Typical Market Value $1,600).*

Early Bird 3: Invest $10,000+ within the first 2 weeks & receive 7% bonus interest + Get an exclusive 2-year subscription to

FlyFin AI's Premium Plan with full tax support, quarterly CPA check-ins, plus a FREE 2 hours of personalized tax planning with a licensed CPA for two tax years (Typical Market Value $4,200).*

Early Bird 4: Invest $20,000+ within the first 2 weeks & receive 8% bonus interest + VIP FlyFin Partner Program with priority CPA support, and exclusive updates + a 3-year subscription to FlyFin AI's Premium Plan, including full tax support and 3 dedicated tax planning sessions with an expert CPA (Typical Market Value $6,300).*

Early Bird 5: Invest $50,000+ within the first 2 weeks & receive 10% bonus interest + VIP FlyFin Partner Program with priority CPA support, and exclusive updates + a 5-year subscription to FlyFin AI's Premium Plan, including full tax support and 5 dedicated tax planning sessions with an expert CPA (Typical Market Value $10,500).*

Mid-Campaign Perks (Flash Perks):

Flash Perk 1: Invest $2,500+ between days 35-40 and receive 5% bonus interest.

Flash Perk 2: Invest $2,500+ between days 60-65 and receive 5% bonus interest.

Amount-Based Perks:

Tier 1 Perk ($1,000+): Receive 2% bonus interest + $150 credit towards any service.

Tier 2 Perk ($5,000+): Receive 3% bonus interest + Get a FREE 1-year subscription to FlyFin AI's Standard Plan (includes deduction tracking and tax filing) + a FREE Tax Planner Consultation with an AI-driven deduction report and CPA review (Typical Market Value $1,600).*

Tier 3 Perk ($10,000+): Receive 5% bonus interest + Get an exclusive 2-year subscription to FlyFin AI's Premium Plan with full tax support, quarterly CPA check-ins, plus a FREE 2 hours of personalized tax planning with a licensed CPA for two tax years (Typical Market Value $4,200).*

Tier 4 Perk ($20,000+): Receive 6% bonus interest + VIP FlyFin Partner Program with priority CPA support, and exclusive updates + a 3-year subscription to FlyFin AI's Premium Plan, including full tax support and 3 dedicated tax planning sessions with an expert CPA (Typical Market Value $6,300).*

Tier 5 Perk ($50,000+): Receive 7% bonus interest + VIP FlyFin Partner Program with priority CPA support, and exclusive updates + a 5-year subscription to FlyFin AI's Premium Plan, including full tax support and 5 dedicated tax planning sessions with an expert CPA (Typical Market Value $10,500).*

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**The stated market value is an estimate based on current rates and services. Actual value may vary and is subject to change based on market conditions and service availability.

<u>The 10% StartEngine Venture Club Bonus:</u>

FlyFin AI Inc. will offer 10% additional bonus interest for all investments committed by investors eligible for the StartEngine Venture Club.

Eligible StartEngine Venture Club Members will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 8.8% instead of 8%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Eligible investors will receive the highest single bonus they qualify for, along with the Venture Club bonus and the Loyalty Bonus.

The Company and its Business

Company Overview

Overview

FlyFin AI Inc. ("FlyFin" or the "Company") is a Delaware-based artificial intelligence-powered tax service that simplifies tax filing for self-employed individuals and small business owners. Established in 2020, the Company combines AI-driven software with expert CPA guidance to help users manage their taxes efficiently and accurately. FlyFin's AI finds virtually every possible tax deduction, providing users with personalized tax strategies and maximizing their savings. With over 265,000 signups and a growing user base, FlyFin AI offers a robust solution for 1099 workers, with future plans to expand globally. The Company also operates FlyFin Software India Private Limited and FlyFin - Sole Proprietorship L.L.C. in Abu Dhabi, positioning itself for international growth.

Competitors and Industry

Competition

FlyFin AI faces competition from various tax preparation and research platforms. For tax research, Capital IQ, BlueJay, CCH Answer Connect, and Tax GPT are its primary competitors, though these tools lack client data integration and AI-driven deductions. For tax preparation, TurboTax and H&R Block cater to individual W2 filers and businesses, respectively. FlyFin distinguishes itself with AI-powered tax filing for freelancers and small businesses, offering a more affordable and efficient solution compared to traditional tax services. FlyFin also competes with SurePrep, which was acquired by Thomson Reuters, but in our view the Company surpasses its competitors with advanced AI capabilities, lower pricing, and automated deduction tracking.

Industry

FlyFin AI operates in the tax preparation and financial services industry, targeting the 1099 workforce in the U.S. This segment consists of 75 million to 100 million workers, including freelancers, gig workers, and self-employed individuals. The total available market for tax services is over $40 billion annually, with growing demand for AI-powered solutions to automate and simplify tax filings. FlyFin AI leverages cutting-edge AI technology to disrupt the traditional tax filing industry, offering a faster, more affordable, and comprehensive tax solution.

Current Stage and Roadmap

Current Stage

FlyFin AI is currently in the growth stage, having launched its full platform in 2024 following a successful beta in 2023. The Company has seen significant traction with over 265,000 signups and 50,000 new users added in the last month alone. FlyFin believes it has established itself as a market leader in AI-powered tax services, serving freelancers and small businesses with its user-friendly platform. With high user engagement, a large social media following, and a 95% satisfaction rating, FlyFin believes it is poised for continued growth.

Future Roadmap

FlyFin plans to expand its user base through strategic partnerships and targeted digital marketing initiatives. The Company aims to grow its reach within the U.S. and internationally by leveraging its existing infrastructure in India and Abu Dhabi. FlyFin is also focused on enhancing its product features, including AI capabilities, to offer more comprehensive tax filing solutions. Over the next few years, FlyFin plans to continue refining its platform, providing even greater efficiency and savings for its users, and disrupting the tax filing industry.

The Team

Officers and Directors

Name: Jaideep Singh

Jaideep Singh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Co-founder
  Dates of Service: April, 2020 - Present
  Responsibilities: I'm the co-founder & CEO and manage all aspects of the company. Salary: $66,000

Name: Jitender Pruthee

Jitender Pruthee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2021 - Present
  Responsibilities: Board Member and coordinating with Finance, Admin & Legal team for their related activities

Other business experience in the past three years:

- Employer: Unique Vacation Home Pvt Ltd, India
  Title: Advisor
  Dates of Service: July, 2021 - Present
  Responsibilities: Providing strategy advising & consultancy

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is

required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and

have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Convertible Notes we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity

Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jaideep Singh	4,784,000	Common Stock	26.25%
Accel India VI (Mauritius) Limited	3,375,526	Series Seed Preferred Stock	
Accel India VI (Mauritius) Limited	1,275,510	Pre-Series A Preferred Stock	28.2%
Accel India VI (Mauritius) Limited	393,299	Pre-Series AA Preferred Stock	
Alpha Wave Incubation LP	3,826,530	Pre-Series A Preferred Stock	23.68%
Alpha Wave Incubation LP	393,299	Pre-Series AA Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Series Seed Preferred Stock, Pre-Series A Preferred Stock, Convertible Promissory Note - Series 2024 CF, and Pre-Series AA Preferred Stock.

Common Stock

The amount of security authorized is 23,969,352 with a total of 9,687,752 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Preferred Stock

The amount of security authorized is 9,944,416 with a total of 9,944,416 outstanding.

Voting Rights

One vote per share as convertible into whole shares of Common Stock

Material Rights

Voting: Preferred shareholders are entitled to cast the number of votes equal to the number of whole shares of Common Stock.

Dividends: The holders of the Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative.

Conversion: Each share of a series of Preferred Stock shall be convertible into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by a Conversion Price. The Pre-Series A Conversion Price for the Pre-Series A Preferred Stock shall initially be equal to the Pre-

Series A Price, and the Series Seed Conversion Price for the Series Seed Preferred Stock shall initially be equal to the Series Seed Price.

Liquidation, Dissolution, or Winding Up Preference: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Stock then outstanding shall be entitled on a pari passu, equal priority to be paid out of the assets of the Company available for distribution to its stockholders ,and in the event of a Deemed Liquidation Event or out of the Available Proceeds, before any payment shall be made to the holders of Common Stock, an amount per share equal to for a series of Preferred Stock, the greater of (a) one times the Original Issue Price for each share of Preferred Stock, plus any dividends declared but unpaid, or (b) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock immediately prior to liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or any such Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock, the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratable on a pari passu, equal priority in any distribution of the assets available.

Series Seed Preferred Stock

The amount of security authorized is 3,375,526 with a total of 3,375,526 outstanding.

Voting Rights

One vote per share as convertible into whole shares of Common Stock

Material Rights

Voting: Preferred shareholders are entitled to cast the number of votes equal to the number of whole shares of Common Stock.

Dividends: The holders of the Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative.

Conversion: Each share of a series of Preferred Stock shall be convertible into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by a Conversion Price. The Pre-Series A Conversion Price for the Pre-Series A Preferred Stock shall initially be equal to the Pre-Series A Price, and the Series Seed Conversion Price for the Series Seed Preferred Stock shall initially be equal to the Series Seed Price.

Liquidation, Dissolution, or Winding Up Preference: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Stock then outstanding shall be entitled on a pari passu, equal priority to be paid out of the assets of the Company available for distribution to its stockholders ,and in the event of a Deemed Liquidation Event or out of the Available Proceeds, before any payment shall be made to the holders of Common Stock, an amount per share equal to for a series of Preferred Stock, the greater of (a) one times the Original Issue Price for each share of Preferred Stock, plus any dividends declared but unpaid, or (b) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock immediately prior to liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or any such Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock, the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratable on a pari passu, equal priority in any distribution of the assets available.

Pre-Series A Preferred Stock

The amount of security authorized is 5,102,040 with a total of 5,102,040 outstanding.

Voting Rights

one vote per share

Material Rights

Voting: Preferred shareholders are entitled to cast the number of votes equal to the number of whole shares of Common Stock.

Dividends: The holders of the Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative.

Conversion: Each share of a series of Preferred Stock shall be convertible into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by a Conversion Price. The Pre-Series A Conversion Price for the Pre-Series A Preferred Stock shall initially be equal to the Pre-Series A Price, and the Series Seed Conversion Price for the Series Seed Preferred Stock shall initially be equal to the Series Seed Price.

Liquidation, Dissolution, or Winding Up Preference: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Stock then outstanding shall be entitled on a pari passu, equal priority to be paid out of the assets of the Company available for distribution to its stockholders ,and in the event of a Deemed Liquidation Event or out of the Available Proceeds, before any payment shall be made to the holders of Common Stock, an amount per share equal to for a series of Preferred Stock, the greater of (a) one times the Original Issue Price for each share of Preferred Stock, plus any dividends declared but unpaid, or (b) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock immediately prior to liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or any such Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock, the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratable on a pari passu, equal priority in any distribution of the assets available.

Convertible Promissory Note - Series 2024 CF

The security will convert into Common stock and the terms of the Convertible Promissory Note - Series 2024 CF are outlined below:

Amount outstanding: $0.00
Maturity Date: October 31, 2027
Interest Rate: 8.0%
Discount Rate: 8.0%
Valuation Cap: $42,000,000.00
Conversion Trigger: $1,000,000 Qualified Financing - see Material Rights below

Material Rights

Please refer to Exhibit F of the Offering Materials for the full Convertible Note Agreement. An excerpt of key terms is provided below.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at a conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $42,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $42,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

> Pre-Series AA Preferred Stock

The amount of security authorized is 1,466,850 with a total of 1,466,850 outstanding.

> Voting Rights

One vote per share as convertible into whole shares of Common Stock

> Material Rights

There are no material rights associated with Pre-Series AA Preferred Stock.

What it means to be a minority holder

As a convertible note holder of the company, you will have no voting rights

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,999,999.17
  Number of Securities Sold: 3,375,526
  Use of proceeds: Proceeds were used for working capital and other general corporate purposes.
  Date: January 22, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,500,001.00
  Number of Securities Sold: 1,466,850
  Use of proceeds: Proceeds were used for working capital and other general corporate purposes.
  Date: May 07, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Common Stock Warrants
  Final amount sold: $779,586.00
  Use of proceeds: Proceeds were used for working capital and other general corporate purposes.
  Date: May 07, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $64,412 compared to $323,716 in fiscal year 2023. This increase in revenue is attributed to the expansion of our customer base and the successful launch of new product features that enhanced the service offering. The growth demonstrates higher market adoption and an increase in customer usage, resulting in a significant boost in sales.

Cost of Sales

Cost of Sales for fiscal year 2022 was $13,838 compared to $23,342 in fiscal year 2023. The increase in the cost of sales reflects the additional expenses associated with scaling operations, particularly in terms of delivering a higher volume of services to a growing customer base. The increase is proportionate to the growth in revenue, indicating efficient cost management as the Company aims to scale.

Gross Margins

Gross margins for fiscal year 2022 were $50,574 compared to $300,374 in fiscal year 2023. The increase in gross margins corresponds to the growth in revenue and the Company's ability to maintain favorable costs despite scaling. Improved operational efficiency and increased customer acquisition contributed to the higher gross margins year over year.

Expenses

Expenses for fiscal year 2022 were $2,719,553 compared to $3,136,907 in fiscal year 2023. The rise in expenses is driven by increased investments in marketing, product development, and customer support to accommodate the growing customer base. Additionally, the Company made strategic hires and expanded infrastructure to support its scaling operations.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are in the early phases of scaling. Past cash was primarily generated through a combination of sales and equity investments. Our goal is to continue growing our customer base while expanding into new markets, leveraging the increasing demand for AI-powered tax services. The historical cash flows are not fully representative of future expectations due to the anticipated rapid growth and market expansion expected in the coming years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2024, the Company has capital resources available in the form of $1,053,080 cash on hand. There is currently no line of credit or shareholder loans available at this time.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support scaling our customer base, improving product features, and expanding into new markets.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $175,000, covering expenses related to salaries, marketing, and product development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a projected monthly burn rate of $175,000, covering expenses related to salaries, inventory, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital, although we are open to exploring equity raises or potential lines of credit in the future to support ongoing growth.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $42,000,000.00

Valuation Cap Details: The value of user is $2 - $5 per user. ($50M - 125M). We believe that conservatively a $42M cap for convertible note is fair.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  25.0%
  We will use 25% of the funds raised for market and customer research, as well as the development and testing of new AI features and tax automation tools for the platform.

- Inventory

10.0%

We will use 10% of the funds raised to purchase additional software and server infrastructure necessary for the expansion of our services, ensuring the platform can handle increased user capacity.

- Company Employment
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including software developers, customer service representatives, and marketing staff. Wages will be commensurate with training, experience, and the positions being filled.

- Working Capital
  17.5%
  We will use 17.5% of the funds for working capital to cover day-to-day operational expenses, such as software maintenance, marketing campaigns, rent, utilities, and other administrative costs associated with the expansion of the platform.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $124,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  25.0%
  We will use 25% of the funds raised for market and customer research, as well as the development and testing of new AI features and tax automation tools for the platform.

- Inventory
  10.0%
  We will use 10% of the funds raised to purchase additional software and server infrastructure necessary for the expansion of our services, ensuring the platform can handle increased user capacity.

- Company Employment
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including software developers, customer service representatives, and marketing staff. Wages will be commensurate with training, experience, and the positions being filled.

- Working Capital
  17.5%
  We will use 28.5% of the funds for working capital to cover day-to-day operational expenses, such as software maintenance, marketing campaigns, rent, utilities, and other administrative costs associated with the expansion of the platform.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://flyfin.tax/ (https://flyfin.tax/reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/flyfin

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR FlyFin AI Inc.

[See attached]



FlyFin AI, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: FlyFin AI Inc. Management

We have reviewed the accompanying consolidated financial statements of FlyFin AI, Inc. (the Company) which comprise the consolidated statements of financial position as of December 31, 2023 & 2022 and the related consolidated statements of operations, consolidated statement of changes in shareholders' equity, and consolidated statement of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 29, 2024

FLYFIN AI, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	1,053,080	3,228,430
Accounts Receivable	106,852	524,548
Prepaid Expenses	131,345	58,678
Other Current Assets	4,435	14
Total Current Assets	1,295,712	3,811,670
Non-Current Assets:		
Fixed Assets -net	61,273	85,684
Deferred Tax Asset	11,291	-
Long-Term Investments	29,348	70,218
Total Non-Current Assets	101,912	155,902
TOTAL ASSETS	1,397,624	3,967,572
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	5,424	15,940
Accrued Liabilities	69,488	1,365
Deferred Revenue	153,862	71,792
Duties and Taxes Payable	11,085	13,399
Salaries Payable	4,422	2,723
Other Current Liabilities	28,527	50,847
Total Current Liabilities	272,808	156,066
Non-Current Liabilities:		
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	272,808	156,066
EQUITY		
Common Stock	83	81
Preferred Stock	85	85
APIC - Preferred Stock	7,999,913	7,999,913
APIC - Stock Options - USA	13,487	2,525
APIC-Stock Options - India	6,099	6,257
Accumulated Deficit	(6,874,343)	(4,180,751)
Accumulated Other Comprehensive Income	(20,508)	(16,604)
TOTAL EQUITY	1,124,815	3,811,506
TOTAL LIABILITIES AND EQUITY	1,397,624	3,967,572

FLYFIN AI, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Revenue	323,716	64,412
Cost of Goods Sold	23,342	13,838
Gross Profit	300,374	50,574
Operating Expenses		
General and Administrative	411,039	258,139
Payroll Expenses	2,648,207	1,642,813
Operating Lease Expense	-	-
Travel and Entertainment Expenses	160,713	67,935
Professional Fees	625,819	372,175
Taxes and Licenses	-	-
Marketing Expenses	670,802	991,977
Depreciation Expense	46,540	28,174
Total Operating Expenses	**4,563,120**	**3,361,213**
Total Loss from Operations	**(4,262,746)**	**(3,310,639)**
Other Expense		
Other Income	(1,489,263)	(672,708)
Interest Income	-	-
Unrealized Foreign Currency Gain	-	-
Foreign Exchanges	140	(593)
Income tax expense	39,942	31,641
Total Other Income/Expense	**(1,449,181)**	**(641,660)**
Net Income (Loss)	**(2,813,565)**	**(2,668,979)**

FLYFIN AI, INC
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Preferred Stock			APIC - Stock Options	Retained earnings (Deficit)	OCI	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount	APIC				
Beginning balance at 1/1/22	8,000,000	80	8,477,566	85	7,999,913	-	(1,511,770)	-	6,488,308
Stock Options	-	-	-	-	-	6,257.00	-	-	6,257
Forex Translation Adjustment	-	-	-	-	-	-	-	(16,604)	(16,604)
Exercise of Stock Option	119,439	1	-	-	-	2,525	-	-	2,526
Net income (loss)	-	-	-	-	-	-	(2,668,980)	-	(2,668,980)
Ending balance at 12/31/22	8,119,439	81	8,477,566	85	7,999,913	8,782	(4,180,750)	(16,604)	3,811,506
Stock options		-	-			(158)	-	-	(158)
Forex Translation Adjustment	-	-	-	-	-	-	-	(3,904)	(3,904)
Prior Period Adjustment			-			-	119,970	-	119,970
Exercise of Stock Option	144,607	1	-	-	-	10,962	-	-	10,963
Net income (loss)	-	-	-	-	-	-	(2,813,565)	-	(2,813,565)
Ending balance at 12/31/23	8,264,046	83	8,477,566	85	7,999,913	19,586	(6,874,345)	(20,508)	1,124,815

FLYFIN AI, INC
CONSOLIDATED STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(2,813,565)	(2,668,979)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Foreign Currency Translation Adjustment	(3,904)	(16,604)
Prior Period Adjustment	119,970	-
Depreciation Expense	46,540	28,174
Accounts Receivable	417,696	(522,004)
Prepaid Expenses	(72,667)	(28,250)
Other Current Assets	(4,421)	335
Accounts Payable	(10,516)	(6,252)
Accrued Liabilities	68,123	1,365
Deferred Revenue	82,070	65,551
Duties and Taxes Payable	(2,314)	2,076
Salaries Payable	1,699	(4,830)
Other Current Liabilities	(22,320)	38,814
Other Non-current assets	(11,288)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	608,668	(441,625)
Net Cash provided by (used in) Operating Activities	(2,204,897)	(3,110,605)
INVESTING ACTIVITIES	-	-
Fixed Assets -net	(22,129)	(46,103)
Long-Term Investments	40,870	(66,191)
Net Cash provided by (used in) Investing Activities	18,741	(112,294)
FINANCING ACTIVITIES		
APIC - Stock Options - USA	10,962	2,525
APIC-Stock Options - India	(158)	6,257
Common Stock	2	1
Preferred Stock	-	-
Net Cash provided by (used in) Financing Activities	10,806	8,783
Cash at the beginning of period	3,228,430	6,442,546
Net Cash increase (decrease) for period	(2,175,350)	(3,214,116)
Cash at end of period	1,053,080	3,228,430

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FlyFin AI, Inc ("the Company") was established in Delaware on January 23, 2020. The Company is an artificial intelligence powered tax service focused on serving the United States market and plans on expanding globally in years to come. The service combines a software application and a Certified Public Accountant advice to determine consumer taxes and filing of tax returns on its behalf. The Company's registered address is in the City of Lewes, County of Sussex, Delaware.

The Company also wholly owns FlyFin Software India Private Limited, an Indian Corporation and FlyFin - Sole Proprietorship L.L.C., a limited liability company formed in the Emirate of Abu Dhabi.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Emphasis of Matter on a substantial doubt:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. We reviewed the Company's Cash Flows for the next 12 months and noted the company is expected to have positive cash flows. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries, FlyFin Software India Private Limited,and FlyFin - Sole Proprietorship L.L.C.   All significant intercompany transactions are eliminated.

Basis of Consolidation – Foreign Operations

The financials of the Company include its wholly-owned subsidiaries, FlyFin Software India Private Limited which is an entity operating in India, and FlyFin - Sole Proprietorship L.L.C. which is an entity operating in the United Arab Emirates. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2023 and 2022, the Company reported $1,421,354 and $1,251,719, respectively, in losses from foreign subsidiaries.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive losses in the consolidated financial statements. Foreign currency translation adjustments resulted in a loss of $3,919 and $16,255 in 2023 and 2022, respectively.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,053,080 and $3,228,430 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected in advance.

As of December 31, 2023 and December 31, 2022, the accounts receivable of the Company amounted to $106,852 and $524,548, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Equipment	5	145,463	84,190	-	61,273
Grand Total	-	**145,463**	**84,190**	-	**61,273**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by offering tax preparation and tax filing subscription services. The Company's payments are generally collected in advance. The Company's primary performance obligation is to prepare and file tax returns timely and accurately for the tax period subscribed by the user. The company reported deferred revenue of $153,862 and $71,792 for the years ended 2023 and 2022 respectively for prepaid subscriptions with remaining performance obligations.

Marketing Costs

Marketing costs associated with experiential and performance marketing expense the Company's services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of office supplies, phone and internet access, postage and delivery, licenses, courier charges, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option.

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2022	625,918	$ 14,232
Granted	398,667	$ 23,646
Exercised	(88,942)	$ (75)
Forfeited	(1,250)	$ (5,063)
Nonvested shares, December 31, 2022	934,393	$ 32,741
Granted	212,425	$ 12,746
Exercised	0	$ -
Forfeited	(32,099)	$ (1,926)
Nonvested shares, December 31, 2023	1,114,719	$ 43,560

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has not entered into any agreements that require liabilities and debt disclosures as of December 31, 2023, and December 31, 2022.

NOTE 6 – EQUITY

The Company has authorized 20,144,669 of common shares with a par value of $0.00001 per share. 8,264,046 and 8,119,439 shares were issued and outstanding as of 2023 and 2022, respectively.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 8,477,566 preferred shares with a par value of $0.00001 per share, 3,375,526 of which were designated as "Series Seed Preferred Stock" and 5,102,040 of which were designated as "Pre-Series A Preferred Stock." 3,375,526 of Series Seed Preferred Stock and 5,102,040 of Pre-Series A Preferred Stock were issued and outstanding as of 2023 and 2022.

Voting: Preferred shareholders are entitled to cast the number of votes equal to the number of whole shares of Common Stock.

Dividends: The holders of the Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative.

Conversion: Each share of a series of Preferred Stock shall be convertible into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by a Conversion Price. The Pre-Series A Conversion Price for the Pre-Series A Preferred Stock shall initially be equal to the Pre-Series A Price, and the Series Seed Conversion Price for the Series Seed Preferred Stock shall initially be equal to the Series Seed Price.

Liquidation, Dissolution, or Winding Up Preference: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Stock then outstanding shall be entitled on a pari passu, equal priority to be paid out of the assets of the Company available for distribution to its stockholders ,and in the event of a Deemed Liquidation Event or out of the Available Proceeds, before any payment shall be made to the holders of Common Stock, an amount per share equal to for a series of Preferred Stock, the greater of (a) one times the Original Issue Price for each share of Preferred Stock, plus any dividends declared but unpaid, or (b) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock immediately prior to liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or any such Deemed Liquidation Event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock, the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratable on a pari passu, equal priority in any distribution of the assets available.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 29, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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FlyFin: Redefining Tax Filing with AI & Expert CPAs

FlyFin is transforming the tax industry by combining the power of AI with the expertise of CPAs. This solution produces highly accurate tax filings up to 20x faster and 5x lower cost, starting with the U.S. market. With over 270K users, 95% customer satisfaction, and $9.5M in funding from top-tier VCs, we believe FlyFin is positioned to redefine the global tax landscape.

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TAX FILING JUST GOT WAY EASIER
Redefining Tax Filing with AI & Expert CPAs
Deduction summary
$50,000
Personal deductions $20,000
Business deductions $30,000
Uber $1,087
Doordash $1,282
AI
CPA

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

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8.0% Interest Rate

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION CAP
$250	$42M

REASONS TO INVEST



MASSIVE MARKET & DISRUPTIVE TECH: FlyFin targets the $100B global tax market, with the U.S. at $46B. Our AI-driven platform aims to disrupt tax preparation with cutting-edge technology.

 **SIGNIFICANT GROWTH & TRACTION:** With 270,000+ users, 95% satisfaction, and industry awards, FlyFin seeks to redefine the tax industry.

 **STRONG LEADERSHIP & MODEL:** FlyFin's founders bring a strong track record of creating value through previous ventures, securing backing from respected investors, and developing innovative tax solutions.

TEAM



Jaideep Singh • Co-founder & CEO

Jaideep is the Co-founder & CEO with 20 years of experience in building Ai companies, and a proven track record of creating successful startups. He is passionate about combining AI/ML with CPAs to build a game-changing tax solution. He has a BS and MS in Computer Eng from Arizona, and an MBA from the Wharton School.

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Sachin Rajendra • Co-founder & CTO

Sachin is the Co-founder & CTO with over 15 years of experience building market leading AI/ML products. A serial entrepreneur, he ran the ML group at LinkedIn. He is deeply passionate about building AI & workflows to automate the tax space. He has a B-Tech in Computer Science from IIT Bombay, and ranked #2 in India JEE.

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THE PITCH

Achieve Up to 20x Faster & 5x More Affordable Tax Filing with AI & Expert CPAs

Users can see their taxes being prepared with the power of automation, handling everything from 1040s to complex business entity filings like C-Corps, S-Corps, partnerships, trusts, and all aspects of tax filing.



One of the world's #1 A.I. and CPA tax filing service
20x faster
A.I. eliminates 95% of your work
Maximum refund
Save up to $3,700 extra in taxes
5x cheaper
Than other CPAs
Full audit insurance
CPAs got your back
FLYFIN
Fly through your taxes

FlyFin AI is an AI-driven tax filing service, combining cutting-edge artificial intelligence with expert CPAs to deliver precise and reliable tax solutions for the U.S. market. Whether you're a business owner, freelancer, gig worker, or dealing with complex tax situations, FlyFin AI streamlines the process, making tax filing effortless and accurate.


Awards
4 of the most prestigious awards in the industry
REALSIMPLE SMART MONEY AWARDS 2023
BIG INNOVATION 2023
AI TECH AWARDS FLYFIN BEST IN CONSUMER AI TECHNOLOGY
US 2023 FIN TECH awards

FlyFin AI is designed to save users up to 20x the time and 5x the cost, providing exceptional value. With features designed to simplify every step and access to unlimited advice from licensed CPAs and IRS-enrolled agents, FlyFin provides unparalleled trust and peace of mind. With over a million tax questions answered and a commitment to helping you file with confidence, we believe FlyFin AI is among the leading AI-driven tax filing services globally.


FLYFIN
100
Do you have business meals?
Next
01:52

Your AI-Powered Tax Filing Solution

The Problem

At FlyFin, we recognize that tax preparation is a complex, time-consuming, and expensive process.

- **For Tax Filers:** Self-employed individuals often spend 12-24 hours preparing tax spreadsheets and pay upwards of $1,000 for CPA assistance.
- **For CPAs:** A typical CPA can only manage 150 tax filings per year, with annual salaries hitting $140,000, making them a costly resource.

Our Solution

FlyFin leverages the power of AI to automate tax preparation, while top-tier offshore CPAs handle the actual filings. This AI-CPA synergy can revolutionize the process, offering a faster, more affordable, and highly accurate tax solution.

- **For Tax Filers:** FlyFin enables many self-employed individuals to complete filings efficiently often in under 30 minutes, starting at just $192—5x cheaper than traditional CPAs.
- **For CPAs:** Our AI-driven system allows FlyFin CPAs to prepare 450 complex business and individual tax returns annually – three times the industry average – at a fraction of the cost. Offshore IRS-certified CPAs from India cost only $40K per year, drastically reducing overheads.

FOR TAX FILERS

	PROBLEM	FLYFIN SOLUTION
TIME SPENT IN PREPARING TAXES	**12-24** HOURS	**30** MINS
MONEY SPENT FOR CPA FILING	**$1,000**	**$192** 5X CHEAPER

FOR CPAs

	PROBLEM	FLYFIN SOLUTION
TAX FILINGS DONE IN A YEAR	**150**	**450**
ANNUAL CPA SALARY	**$140K**	**$40K** BASED IN INDIA

Say goodbye to spreadsheets. Say hello to AI with FlyFin. FlyFin is an AI-powered tax filing solution that seeks to revolutionize the way freelancers and small business owners manage their finances.

How It Works:


How to file taxes with FlyFin
Step 1/4
A.I. scans every expense & finds deductions
FlyFin's A.I. analyzes your expenses, identifying every tax write-off based on 200+ deduction categories.
$12,300
Deductions found
Rent
$1,200
Starbucks
$25

- **AI-Powered Deduction Finder:** FlyFin's advanced AI scours your financial records to identify every possible tax deduction, saving you hours of tedious work.
- **Expert CPA Review:** A dedicated CPA ensures your tax returns are prepared with precision, maximizing your refund and minimizing your risk of audit.
- **Fast & Affordable:** FlyFin's streamlined process can make tax filing up to 20x faster and 5x cheaper than traditional tax services.

Features



A.I. deduction tracker

Find every tax deduction
in minutes



Swipe through deductions

Accept or reject deductions,
or ask a CPA



A.I. monthly
financial tracker

Automatically track your
finances



Ask CPA/Zoom call
with CPA

Ask unlimited tax questions
to a CPA anytime



Quarterly tax calculator

Quarterly tax estimator based
on your deductions & income



Annual 1040 tax filing

An expert CPA reviews
everything & files your taxes

Why Choose FlyFin?

- **Security You Can Trust:** FlyFin uses bank-level security powered by Mastercard and Plaid, trusted by over 25,000 financial institutions.
- **Privacy Protection:** Personal information is safeguarded with the highest data privacy standards through compliance with the California Consumer Privacy Act, the highest data privacy standard in the U.S.
- **Expert Support:** Have tax questions? Our team of experienced CPAs is available to answer your questions and provide personalized guidance.

Plans

Standard plan

- ✓ Individual tax filing (federal + state)
- ✓ A.I. deduction tracking
- ✓ Tax audit insurance
- ✓ Unlimited CPA advice
- ✓ Quarterly tax calculator
- ✓ Export deduction report
- ✗ Tax filing for entities (S Corp, C Corp, etc)
- ✗ Zoom call with CPA

Premium plan

- ✓ Tax filing for entities (S Corp, C Corp, etc)
- ✓ Individual tax filing (federal + state)
- ✓ A.I. deduction tracking
- ✓ Tax audit insurance
- ✓ Zoom call with CPA
- ✓ Unlimited CPA advice
- ✓ Quarterly tax calculator
- ✓ Export deduction report

FlyFin offers a comprehensive tax filing solution that combines AI technology with expert CPA support, providing efficiency, accuracy, and cost savings for individuals and businesses.

THE MARKET & OUR TRACTION

Redefining Tax Filing

Enormous Market

UNITED STATES

US Market

$46 Bn PER YEAR

$25 Bn INDIVIDUAL TAX MARKET

$21 Bn SMALL & MEDIUM BUSINESS TAX MARKET

GLOBAL

Global TAM

$100 Bn+

The global tax market is a $100 billion annual opportunity, and we believe FlyFin is positioned to disrupt it. The U.S. alone represents a $46 billion market. Our AI, powered by custom models and LLMs, solves key inefficiencies in tax filing—an industry ripe for disruption.

Member Acquisition



- 38,849 — 2022
- 134,721 — 2023
- 276,853 — 2024

Instagram Followers



- 14,560 — 2022
- 84,430 — 2023
- 190,792 — 2024

Partner Acquisitions



- 1 — 2023
- 15 — 2024

What sets FlyFin apart

Target Market

- Self-employed individuals in the US
- Small & medium business entities in the US
- Partnerships with companies across the US

Competition

- Large set of small tax preparers
- Tax filing firms
- Total available market: $100 billion+ per year

	CPA	TurboTax + Credit Karma	H&R Block	FlyFin
Engagement	1 time	1 time	1 time	Ongoing
Time taken	12-24 hours	12-24 hours	12-24 hours	45 mins - 1 hour
Expense classification for deductions	Manual	Manual	Manual	A.I. Automated
Keeping track of expenses	✗	✗	✗	✓
Maximize savings	✗	✗	✗	✓
Deduction recommendations	✗	✗	✗	✓
Evidence for verification	✗	✗	✗	✓

FlyFin's AI LLM is designed to provide quick and reliable answers to a wide range of tax questions. Need a deeper dive? Try it yourself.

User just love the product

95% 5-Star Ratings

"I knocked out over 2,000 expenses in 20 mins! And it was fun! I don't know how you made taxes fun, but you did! Truly an amazing product."

Rich Demuro
(Reporter at KTLA 5)



Great for 1099


"Minutes in I was **blown away** with the UI and ease this app creates for understanding and organising deductions. Amazing!"

Feb 13
ES Review

"This app is a game-changer! Officially done with my tax filing process in minutes. You must try FlyFin's 20 minutes tax filing challenge."

Leona
(Renowned Blogger)



Gamechanger

Jul 4
real-estate-king

"Highly recommended. Great app. **Love the UI/UX.**"

Lifesaver

Mar 4
Marques S.

"**This is a dope app!** I love that you can get advice and reviews over your taxes from actual CPA's! Honestly it's a lifesaver."

**The above testimonials may not be representative of the opinions or experiences of other FlyFin users and are not a guarantee of future performance or success.*

We've assembled what we believe to be the most formidable team in the tax industry. Most of FlyFin's 45-member team comes from top-tier institutions like various IITs, Wharton, Cornell, and other top schools, bringing unmatched technical expertise and business acumen. Led by Jaideep and Sachin, our leadership has proven experience in building transformative companies. Additionally, FlyFin's CPA team comes from top-tier institutions like Deloitte, KPMG, PWC, EY, etc.


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**The above testimonials may not be representative of the opinions or experiences of other FlyFin users and are not a guarantee of future performance or success.*

WHY INVEST

Invest in the Future of Taxes


Become a part of
changing the tax game
Invest today and join a company we believe is at the forefront
of tax technology innovation

By investing in FlyFin, you're joining a company at the forefront of tax technology innovation. With demonstrated growth and a commitment to customer satisfaction, FlyFin aims to transform the traditional tax filing industry.

- **Leading Team in the Industry:** Growing its user base through strategic partnerships and innovative digital marketing initiatives.
- **Strong Positioning in a Massive Market:** We believe we're leading the AI-powered disruption in tax filing, tackling the $100 billion global market head-on.
- **Backed by Top VCs:** FlyFin has earned the trust and backing of major investors like Accel Partners and AWI, making this an opportunity to join a company already backed by some of the best in the business.

Join us as we disrupt an industry that touches every individual and business. FlyFin is redefining what it means to file taxes with AI-powered speed, accuracy, and cost-efficiency. Invest now and be part of the tax revolution.

ABOUT

HEADQUARTERS
6469 Almaden Expy Ste 80 #366
San Jose, CA 95120

WEBSITE
View Site

FlyFin is transforming the tax industry by combining the power of AI with the expertise of CPAs.
This solution produces highly accurate tax filings up to 20x faster and 5x lower cost, starting

with the U.S. market. With over 270K users, 95% customer satisfaction, and $9.5M in funding from top-tier VCs, we believe FlyFin is positioned to redefine the global tax landscape.

TERMS
FlyFin

Overview

INTEREST RATE	VALUATION CAP ⓘ
8.0%	**$42M**
MATURITY DATE ⓘ	FUNDING GOAL ⓘ
Oct 31, 2027	**$124k - $124k**

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$250	**Convertible Notes**
DISCOUNT RATE ⓘ	TYPE OF EQUITY
20.0%	**Common Stock**
CONVERSION TRIGGER	
$1,000,000	

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,397,624	$3,967,572
Cash & Cash Equivalents	$1,053,080	$3,228,430

Accounts Receivable	$106,852	$524,548
Short-Term Debt	$272,808	$156,066
Long-Term Debt	$0	$0
Revenue & Sales	$323,716	$64,412
Costs of Goods Sold	$23,342	$13,838
Taxes Paid	$0	$0
Net Income	-$2,813,565	-$2,668,979

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Common Stock in FlyFin. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $42,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 8.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders and additional bonus interests. See 10% Bonus below.

Investment Incentives and Bonuses*

Loyalty Bonus:

As a loyal customer or partner of FlyFin AI, you are eligible for additional bonus interest. (5%)

Time-Based Perks:

Early Bird 1: Invest $1,000+ within the first 2 weeks & receive 3% bonus interest + $150 credit towards any service.

Early Bird 2: Invest $5,000+ within the first 2 weeks & receive 5% bonus interest + Get a FREE 1-year subscription to FlyFin AI's Standard Plan (includes deduction tracking and tax filing) + a FREE Tax Planner Consultation with an AI-driven deduction report and CPA review (Typical Market Value $1,600).*

Early Bird 3: Invest $10,000+ within the first 2 weeks & receive 7% bonus interest + Get an exclusive 2-year subscription to FlyFin AI's Premium Plan with full tax support, quarterly CPA check-ins, plus a FREE 2 hours of personalized tax planning with a licensed CPA for two tax years (Typical Market Value $4,200).*

Early Bird 4: Invest $20,000+ within the first 2 weeks & receive 8% bonus interest + VIP FlyFin Partner Program with priority CPA support, and exclusive updates + a 3-year subscription to FlyFin AI's Premium Plan, including full tax support and 3 dedicated tax planning sessions with an expert CPA (Typical Market Value $6,300).*

Early Bird 5: Invest $50,000+ within the first 2 weeks & receive 10% bonus interest + VIP FlyFin Partner Program with priority CPA support, and exclusive updates + a 5-year subscription to FlyFin AI's Premium Plan, including full tax support and 5 dedicated tax planning sessions with an expert CPA (Typical Market Value $10,500).*

Mid-Campaign Perks (Flash Perks):

Flash Perk 1: Invest $2,500+ between days 35-40 and receive 5% bonus interest.

Flash Perk 2: Invest $2,500+ between days 60-65 and receive 5% bonus interest.

Amount-Based Perks:

Tier 1 Perk ($1,000+): Receive 2% bonus interest + $150 credit towards any service.

Tier 2 Perk ($5,000+): Receive 3% bonus interest + Get a FREE 1-year subscription to FlyFin AI's Standard Plan (includes deduction tracking and tax filing) + a FREE Tax Planner Consultation with an AI-driven deduction report and CPA review (Typical Market Value $1,600).*

Tier 3 Perk ($10,000+): Receive 5% bonus interest + Get an exclusive 2-year subscription to FlyFin AI's Premium Plan with full tax support, quarterly CPA check-ins, plus a FREE 2 hours of personalized tax planning with a licensed CPA for two tax years (Typical Market Value $4,200).*

Tier 4 Perk ($20,000+): Receive 6% bonus interest + VIP FlyFin Partner Program with priority CPA support, and exclusive updates + a 3-year subscription to FlyFin AI's Premium Plan, including full tax support and 3 dedicated tax planning sessions with an expert CPA (Typical Market Value $6,300).*

Tier 5 Perk ($50,000+): Receive 7% bonus interest + VIP FlyFin Partner Program with priority CPA support, and exclusive updates + a 5-year subscription to FlyFin AI's Premium Plan, including full tax support and 5 dedicated tax planning sessions with an expert CPA (Typical Market Value $10,500).*

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**The stated market value is an estimate based on current rates and services. Actual value may vary and is subject to change based on market conditions and service availability.

The 10% StartEngine Venture Club Bonus:

FlyFin AI Inc. will offer 10% additional bonus interest for all investments committed by investors eligible for the StartEngine Venture Club.

Eligible StartEngine Venture Club Members will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 8.8% instead of 8%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Eligible investors will receive the highest single bonus they qualify for, along with the Venture Club bonus and the Loyalty Bonus.

PRESS

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Rich On Tech: Rich's Favorite Apps 2023

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AP News

FlyFin Selected as Winner in BIG Innovation Award

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Fintech Finance News

FlyFin's AI-Powered Tax Tool Wins 2023 Smart Money Award from Real Simple Magazine

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AP News

FLYFIN AI IS CHANGING THE AI TAX INDUSTRY

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ^

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Main Campaign Video</u>

Hi, I'm the co founder and CEO of FlyFin AI. I've got over 20 years experience building and scaling AI companies and applying AI efficiency to complicated spaces. I realized that applying efficiency to the tax space, which is really complicated, makes a ton of sense. Let me walk you through the problem I faced five years ago. Every year when I filed taxes, it took me an entire weekend to put together a spreadsheet of expenses, income, all my financials, and then hand it off to my CPA in San Francisco who charged me 1,800 bucks. She's great, but the whole process was really complicated and took a lot of time. Here's the solution we came up with. Took the best of AI and AI efficiency and combined it with human expertise because you need humans in the loop to rely on to produce a great tax return. Let me walk you through how FlyFin works in three simple steps. You link all your financial institutions. Flyfin can grab all your transactions quickly in two minutes. Second, you review all the deductions that AI has found. This takes 10 or 15 minutes. Then the last and final step, you upload your 1099s, your W2s, and hand it off to your assigned CPA.

The CPA then goes ahead, puts together your tax returns, sends it to you for review and final signing, and files it with the IRS, and you're done, start to finish. It's really a game-changing experience. It was 20 times faster for you, but behind the scenes, it was also 5X faster for the CPA, all at a DIY a price point of under $200 for individual tax return. That's truly amazing. The solution is simple, it's reliable, and it's almost fun. The results have been astounding. Half a million users over the past two years have tried Flyfin, and the feedback is absolutely phenomenal. Two most common refrains are, I love Flyfin, and it's a game changer. In summary, Try Flyfin, you're going to love it, or invest in Flyfin in a product and service that half a million Americans already love. Thank you very much, and we look forward to you guys investing in Flyfin and also using Flyfin.

<u>The Pitch Video</u>

Freelancers and business owners, do taxes freak you out? Yeah, me too. It always feels like I'm forgetting to check a box or I'm calculating something wrong. And if that's the case, I'd be missing out on thousands of dollars. Well, now you don't have to worry about missing money anymore. There is Flyfin to help you out. An AI-powered tax-filing app that finds every deduction so freelancers can maximize their tax savings. Flyfin uses the brainpower of an AI to simplify filing taxes as a freelancer or entrepreneur, and it makes it as simple as clicking a button. First, it's going to walk you step by step through a few simple questions to understand how to maximize your return. Do you work from home? Do you travel for business? Are there other deductions that we can take for things like rent, utilities, or childcare? It's going to take your answers and find you all the deductions that you can possibly take. Second, time for some smooth automation. Flyfin uses the trusted financial platform, PLAD, to securely connect your expense statements instantly. Then it imports and analyzes all of your expenses. And finally, when tax season arrives, a member of Flyfin CPA team will even file your taxes for you right from the app.

Now onto the best features to ever exist in the tax app, swiping. From your homepage, you'll get an overview of your expenses. See something that's a business expense, swipe right. See something that's a personal expense? Swipe left. You can also swipe up and ask a certified professional tax accountant to review or answer any questions you might have. And Flyfin has a lot more to offer, like tax calculators, real-time deadline notifications, and reporting. But for now, we'll let you be the one to explore the app. To see exactly how Flyfin can help you max out your tax return, just click below and get started.

<u>Testimonial Video</u>

This might change your life just like it has changed my life.

You're going to love this app, which is the world's first AI tax engine. Livefans.

Honestly, such a game changer. It's perfect if you're a freelancer.

In this really convenient app. This is extremely helpful. It's a game changer.

They have a feature called Ask a CPA. So helpful because they can answer any questions that you have. You need to take a look at this app.

Really easy to use. You just download the app. What you're all waiting for? Download that now..

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.